Filed Pursuant to Rule 433
Registration Statement No. 333-277734

PRICING TERM SHEET

DATED MARCH 5, 2026

Humana Inc.
$1,000,000,000
6.625% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056
The information in this pricing term sheet supplements Humana Inc.’s preliminary prospectus supplement, dated March 5, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to Humana Inc. and not to any of its subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Humana Inc.
Ticker:	HUM
Securities:	6.625% Fixed-to-Fixed Rate Junior Subordinated Notes due 2056 (the “notes”)
Security Type:	SEC Registered
Aggregate Principal Amount:	$1,000,000,000
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Subordination; Ranking:
The notes will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture governing the junior subordinated notes, to all senior indebtedness of Humana, as described in the Preliminary Prospectus Supplement. The junior subordinated notes will be effectively junior to any of our future secured indebtedness to the extent of the assets securing that indebtedness, and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries. The junior subordinated notes will rank equally in right of payment with any future unsecured indebtedness that we may incur from time to time if the terms of such indebtedness provide that it ranks equally with the junior subordinated notes in right of payment.

Maturity:	September 15, 2056
First Reset Date:	September 15, 2031 (the “First Reset Date”)
Optional Redemption:
We may redeem the notes in whole or in part, on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day during the period commencing on the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date for the notes.

Right to Redeem Upon a Tax Event:
We may, at our option, redeem the notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement) with respect to the notes.

Right to Redeem Upon a Rating Agency Event:
We may, at our option, redeem the notes, in whole, but not in part, at a redemption price equal to 102% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) with respect to the notes.

Interest:
The notes will bear interest (i) from, and including, the original issuance date to, but excluding, the First Reset Date at a rate of 6.625% per year and (ii) from, and including, the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement), at a rate per year equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus a spread of 2.891%, to be reset on each Reset Date; provided that the interest rate during any Reset Period will not reset below 6.625% (which equals the initial interest rate on the notes).

Interest Payment Dates:
Subject to our right to defer the payment of interest on the notes as described below, we will pay interest on the notes semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2026. Interest on the notes will accrue from March 9, 2026.

Option to Defer Interest Payments:
So long as no event of default with respect to the notes has occurred and is continuing, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the notes for a period of up to 10 consecutive years (commencing on the date that the first such interest payment would otherwise have been made on the notes).
Any deferred interest on the notes will accrue additional interest at a rate equal to the interest rate then applicable to the notes, compounded on each interest payment date, to the extent permitted by applicable law. Once we pay all deferred interest payments on the notes, including any additional interest accrued on the deferred interest (including compound interest), we can again defer interest payments on the notes as described above, but not beyond the maturity date of the notes.

Issue Price:	100.000% of principal amount
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Truist Securities, Inc. Wells Fargo Securities, LLC

Joint Bookrunners:	Barclays Capital Inc. BofA Securities, LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BBVA Securities, Inc.
Deutsche Bank Securities Inc.
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
CastleOak Securities, L.P.
R. Seelaus & Co., LLC
Trade Date:	March 5, 2026
Expected Settlement Date:	March 9, 2026 (T+2)
Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (Moody’s)/ BB+ (S&P)/ BB (Fitch)
CUSIP Number / ISIN:	444859 CE0 / US444859CE04
Use of Proceeds:
We intend to use the net proceeds from this offering for general corporate purposes, which may include the repayment of existing indebtedness, including borrowings under our commercial paper program. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
It is expected that delivery of the notes will be made against payment therefor on March 9, 2026, which is the second business day following the trade date for the notes (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.
The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.
Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it from (i) Goldman Sachs & Co. LLC by calling toll-free at 1-866-471-2526, (ii) J.P. Morgan Securities LLC by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, (iii) Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403, (iv) Truist Securities, Inc. by calling toll-free at 1-800-685-4786 and (v) Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751.

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